EXHIBIT A

SCHEDULE OF TRANSACTIONS

Date of Transaction	Number of Shares Acquired	Price Per Share	Low Price	High Price
December 22, 2017*	1,270	$2.00	$2.00	$2.01
December 28, 2017*	6,483	$2.02	$2.00	$2.12
December 29, 2017*	153,790	$2.00	$2.00	$2.16
January 2, 2018	100	$2.00	$2.00	$2.00
January 10, 2018	80,000	$2.00	$2.00	$2.00
January 12, 2018*	4,200	$2.05	$2.05	$2.06
January 24, 2018	3,000	$2.00	$2.00	$2.00
February 1, 2018	8,675	$1.85	$1.85	$1.85
February 2, 2018	79	$1.80	$1.80	$1.80

*The Price Per Share reported above is a weighted average price. The Shares were sold in multiple transactions at a range of prices as reflected in the table above. Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares purchased at each separate price within the ranges set forth above.

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